Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 26, 2012

Relating to Preliminary Prospectus dated April 17, 2012

Registration No. 333-178790

Issuer Free Writing Prospectus

15,000,000 Shares

Class A Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 17, 2012 relating to this offering, included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-178790) relating to such securities (the “Preliminary Prospectus”). You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described below.

The following information supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect a decrease in the price of our initial public offering to $11.00 per share and certain other changes. In the Preliminary Prospectus, we proposed to offer 15,000,000 shares of our Class A common stock at an estimated price range of between $14.00 and $16.00 per share. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Edgen Group Inc. and, where appropriate, its direct and indirect wholly-owned subsidiaries, and assume and give effect to the Reorganization, including the integration of the businesses of Edgen Murray II, L.P. and Bourland & Leverich Holdings LLC into our operations.

********************************

Class A common stock offered by us	15,000,000 shares (17,250,000 shares if the underwriters’ over-allotment option is exercised in full)

Initial public offering price to the public	$11.00 per share

Class A common stock to be outstanding immediately after this offering (assuming no exercise of the underwriters’ over-allotment option).	17,985,905 shares

Symbol	EDG

CUSIP / ISIN No.	28014Q107 / US28014Q1076

Trade date	April 26, 2012

Expected settlement	May 2, 2012 (T+3)

Net proceeds to Edgen Group Inc.	$150.4 million

Underwriters

Jefferies & Company, Inc.

Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

BB&T Capital Markets,

a division of Scott & Stringfellow Stephens Inc.

Tudor, Pickering, Holt & Co. Securities Inc.

HSBC Securities (USA) Inc.

Shares Outstanding

The number of shares of our Class A and Class B common stock to be outstanding following this offering is based on 17,985,905 shares of our Class A common stock (including shares of our restricted Class A common stock to be issued to certain Existing Investors in connection with the Reorganization) and 24,343,138 shares of our Class B common stock outstanding on a pro forma basis after giving effect to the Reorganization, but excludes 4,714,095 shares of Class A common stock reserved for issuance under our equity incentive plans, of which options to purchase 1,620,990 shares will be outstanding after the Reorganization at a weighted average exercise price of $9.68 per share, and 24,343,138 shares of Class A common stock reserved for issuance upon the exercise of the Exchange Rights by EM II LP and B&L. If the Exchange Rights were exercised in full upon completion of this offering and settled solely for shares of Class A common stock (1) approximately 35%, 7%, 30% and 28% of the Class A common stock would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively, and (2) there would be 42,329,043 shares of our Class A common stock outstanding and no shares of our Class B common stock outstanding.

Summary Unaudited Preliminary Pro Forma First Quarter 2012 Financial Data

Our preliminary estimated range for pro forma net income has changed from a range of $3.5 million to $4.5 million to a range of $2.5 million to $3.5 million due to a reduction in our expected interest expense savings as a result of a decreased offering size and, accordingly, the repayment of less debt than initially anticipated.

Use of Proceeds

Based on the initial offering price of $11.00 per share, the net proceeds that we will receive from this offering, after deducting the underwriting discounts and commissions and estimated offering costs payable by us, will be approximately $150.4 million, which is less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $15.00 per share.

We intend to use all of the net proceeds from this offering to purchase newly-issued membership units in our consolidated subsidiary, EDG LLC, which will be used by EDG LLC to repay the following indebtedness:

•

All of the amount outstanding and any related accrued interest under the BL term loan, as well as a prepayment penalty. At April 26, 2012, $104.5 million was outstanding under the BL term loan. At April 26, 2012, there was accrued interest of $1.0 million related to the BL term loan and the prepayment penalty is approximately $8.9 million.

•

$10.0 million of the amount outstanding (including accrued interest of $1.2 million) under the Seller Note. At April 26, 2012, $50.0 million was outstanding under the Seller Note and there was $6.3 million of accrued interest.

•

$26.0 million (which is the amount of the net proceeds remaining after the repayment of the BL term loan and Seller Note) of the amount outstanding under the EM revolving credit facility. At April 26, 2012, $61.9 million was outstanding under the EM revolving credit facility.

Capitalization

The following table sets forth our cash and capitalization at December 31, 2011 on a:

¡	historical basis, with respect to our predecessor, EM II LP; and

¡

pro forma as adjusted basis giving effect to (1) the Reorganization, (2) the issuance of 15,000,000 shares of our Class A common stock at an initial public offering price of $11.00 per share and (3) use of $150.4 million of the net proceeds to purchase newly-issued membership units in EDG LLC, which EDG LLC will use to repay all amounts outstanding under the BL term loan, $10.0 million outstanding under the Seller Note (including accrued interest of $1.2 million) and $9.1 million (which would be the amount of the remaining net proceeds based on the balances outstanding at December 31, 2011) of the amount outstanding under the EM revolving credit facility.

	AT DECEMBER 31, 2011
	PREDECESSOR ACTUAL	PRO FORMA AS ADJUSTED FOR EFFECTS OF THE REORGANIZATION, THIS OFFERING AND USE OF PROCEEDS(4)
	(in thousands except par value)
Cash and cash equivalents	$26,218	$26,269

EM II LP
$465,000 12.25% EMC senior secured notes	$462,032	$462,032
$195,000 EM revolving credit facility(1)	20,523	11,471
$15,000 EM FZE revolving credit facility(2)	—	—
Capital lease	18,186	18,186

B&L
$75,000 BL revolving credit facility(3)	$—	$17,000
Seller Note	—	40,688

Equity
General partner	$1	$—
Limited partners	(129,736)	—
Common Stock—Class A, par value $0.0001 per share, 435,783,419 shares authorized; no shares issued and outstanding actual; 17,985,905 shares issued and outstanding pro forma as adjusted for this offering(5)	—	2
Common Stock—Class B, par value $0.0001 per share, 24,343,138 shares authorized; no shares issued and outstanding actual; 24,343,138 shares issued and outstanding pro forma as adjusted for this offering;	—	2
Additional paid-in capital	—	150,359
Retained deficit(6)	—	(31,473)
Accumulated other comprehensive loss(6)	(25,648)	(10,772)
Non-controlling interest(6)	330	(58,009)

Total capitalization	$345,688	$599,486

(1)	At December 31, 2011, after borrowings of $0.7 million, we had pro forma net availability of $114.8 million under the EM revolving credit facility.
(2)	At December 31, 2011, we had pro forma net availability of $4.5 million under the EM FZE revolving credit facility.
(3)	At December 31, 2011, after borrowings of $17.0 million, we had pro forma net availability of $58.0 million under the BL revolving credit facility.
(4)

In connection with the Reorganization, we will assume and immediately repay with the proceeds from this offering certain amounts outstanding under the BL term loan, the EM revolving credit facility and the Seller Note, which at December 31, 2011, were $116.4 million, $20.5 million and $50.0 million, respectively, and at April 26, 2012 were $104.5 million, $61.9 million and $50.0 million, respectively. For a detailed summary of the transactions comprising the Reorganization see “The Reorganization.”

(5)

The number of shares of common stock outstanding on an actual and pro forma as adjusted basis at December 31, 2011 excludes 1,620,990 shares of common stock issuable upon the exercise of stock options awarded to certain of our employees that will be outstanding upon the closing of this offering.

(6)

The following table presents the nature and amounts of the adjustments that were made to arrive at the pro forma as adjusted retained deficit, the pro forma as adjusted accumulated other comprehensive loss and the pro forma as adjusted non-controlling interest presented above:

	Calculation of total pro forma adjustment from balances at December 31, 2011	Allocation of pro forma adjustment to non-controlling interest (58%)	Allocation of pro forma adjustment to public shareholders (42%)
Allocation of historical equity
Historical deficit of EM II LP attributable to the Existing Investors	$(129,735)
Historical equity of B&L attributable to the Existing Investors	91,116
Elimination of EM II LP’s investment in B&L	(13,180)

Total allocation of historical equity	$(51,799)	$(30,043)	$(21,756)

Allocation of pro forma adjustments
BL term loan prepayment fee	$(14,549)
Write off of unamortized discounts and debt issuance costs	(8,588)

Total allocation of pro forma adjustments	$(23,137)	$(13,420)	$(9,717)

Allocation of historical accumulated other comprehensive loss
Historical accumulated other comprehensive loss	$(25,648)	$(14,876)	$(10,772)

Total allocation	$(100,584)	$(58,339)	$(42,245)

	Predecessor actual balances at December 31, 2011	Allocation of pro forma adjustment to non-controlling interest (58%)	Allocation of pro forma adjustment to public shareholders (42%)	Pro forma as adjusted

Classification on pro forma balance sheet
Retained deficit	—	$—	$(31,473)	$(31,473)
Accumulated other comprehensive loss	(25,648)	*	(10,772)	(10,772)
Non-controlling interest	330	(58,339)	—	(58,009)

Total		$(58,339)	$(42,245)	$(100,254)

*	$14,876 of this amount has been allocated to non-controlling interest.

Dilution

At December 31, 2011, the net tangible book value of our predecessor EM II LP was a deficit of approximately $203.5 million. After giving effect to the Reorganization and the exchange by EM II LP and B&L of their EDG LLC membership units and shares of our Class B common stock for 24,343,138 shares in the aggregate of our Class A common stock, our net tangible book value at December 31, 2011 would have been a deficit of approximately $272.1 million, or $6.43 per share. After giving further effect to the sale by us of 15,000,000 shares of our Class A common stock at the public offering price per share of $11.00 and the application of the net proceeds therefrom our pro forma as adjusted net tangible book value at December 31, 2011 would have been a deficit of approximately $144.9 million, or $3.42 per share. This would represent an immediate increase in net tangible book value of $3.01 per share to existing stockholders and an immediate dilution of $14.42 per share to investors purchasing our Class A common stock in this offering.

If the underwriters exercise their over-allotment option in full, the following will occur:

•

the pro forma as adjusted number of our shares held by existing stockholders will be 27,329,043, or a decrease to approximately 61% of the total number of pro forma as adjusted shares outstanding immediately after this offering; and

•

the pro forma as adjusted number of our shares held by investors in this offering will increase to 17,250,000, or approximately 39% of the total pro forma as adjusted number of shares outstanding immediately after this offering.

Unaudited Pro Forma Condensed Combined Financial Information

The Unaudited Pro Forma Condensed Combined Financial Information and related notes included in the Preliminary Prospectus are replaced in their entirety with the following:

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information of Edgen Group consists of our unaudited pro forma condensed combined statements of operations for the years ended December 31, 2011 and 2010 and the unaudited pro forma condensed combined balance sheet at December 31, 2011.

The information presented for 2011 has been derived from the audited consolidated financial statements of EM II LP and B&L. The information presented for 2010 has been derived from the audited consolidated financial statements of EM II LP and B&L and the combined financial statements of B&L Predecessor, which is the accounting predecessor of B&L. Each of these audited financial statements is set forth elsewhere in this prospectus.

EM II LP is considered to be our predecessor for accounting purposes and its consolidated financial statements are our historical consolidated financial statements for periods prior to this offering. Edgen Group is a holding company that will manage its consolidated subsidiaries after the Reorganization, but has no business operations or material assets other than its ownership interest in its subsidiaries.

The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2011 and 2010 assume the pro forma transactions noted herein occurred as of January 1, 2010. The unaudited pro forma condensed combined balance sheet presents the financial effects of the pro forma transactions noted herein as if they had occurred on December 31, 2011. The unaudited pro forma condensed combined financial information has been prepared to give effect to the following transactions:

The Reorganization

In connection with this offering, Edgen Group will become our new parent holding company in a transaction we refer to as the “Reorganization.” See Note 1 to this unaudited pro forma condensed combined financial information.

Initial Public Offering and Use of Offering Proceeds

In connection with this offering, we will issue 15,000,000 shares of our Class A common stock at an initial public offering price of $11.00 per share, and expect to use $150.4 million of the proceeds for the purchase of newly-issued membership units in EDG LLC, which EDG LLC will use to repay certain outstanding indebtedness of its subsidiaries. See Note 1 to this unaudited pro forma condensed combined financial information.

The adjustments were prepared in conformity with Article 11 of Regulation S-X and are based upon currently available information and certain estimates and assumptions management believes provide a reasonable basis for presenting the significant effects of the transactions as contemplated.

The unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of each of EM II LP, B&L and B&L Predecessor and related notes thereto, each of which is set forth elsewhere in this prospectus. The unaudited pro forma condensed combined financial information is for informational purposes only and is not intended to represent or be indicative of the results of operations or financial position that we would have reported had this offering been completed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

(IN THOUSANDS, EXCEPT SHARE DATA)	EM II LP HISTORICAL	B&L HISTORICAL	PRO FORMA ADJUSTMENTS		EDGEN GROUP PRO FORMA
SALES	$911,612	$763,659	$(62	)(a)	$1,675,209
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	777,108	687,222	(62	)(a)	1,464,268
Selling, general and administrative expense, net of service fee income	75,029	15,937	(1,494	)(l)	89,580
			108	(m)
Depreciation and amortization expense	21,091	14,520	—		35,611

Total operating expenses	873,228	717,679	(1,448)		1,589,459

INCOME FROM OPERATIONS	38,384	45,980	1,386		85,750
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	3,680	—	(3,680	)(c)	—
Other income—net	1,366	612	—		1,978
Interest expense—net	(63,870)	(22,610)	16,631	(i)	(69,849)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(20,440)	23,982	14,337		17,879
INCOME TAX EXPENSE	4,088	—	14,120	(n)	18,208

NET INCOME (LOSS)	(24,528)	23,982	217		(329)
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	288	—	(358	) (j)	(70)

NET INCOME (LOSS) ATTRIBUTABLE TO EDGEN GROUP	$(24,816)	$23,982	$575		$(259)

LOSS PER SHARE:
Basic					$(0.02)
Diluted					(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic					17,178,905 (o)
Diluted					17,178,905 (o)

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

(IN THOUSANDS, EXCEPT SHARE DATA)	EM II LP HISTORICAL	B&L HISTORICAL	B&L PREDECESSOR HISTORICAL	PRO FORMA ADJUSTMENTS		EDGEN GROUP PRO FORMA
SALES	$627,713	$239,673	$491,617	$(1,058	)(a)	$1,255,149
				(102,796	)(g)
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	536,807	212,572	428,902	(1,058	)(a)	1,088,517
				(88,706	)(g)
Selling, general and administrative expense, net of service fee income	65,256	7,039	12,510	(2,533	)(g)	82,024
				907	(e)
				(1,465	)(b)
				310	(m)
Depreciation and amortization expense	20,269	5,274	164	(43	)(g)	34,851
				9,187	(d)
Impairment of goodwill	62,805	—	—	—		62,805

Total operating expenses	685,137	224,885	441,576	(83,401)		1,268,197

INCOME (LOSS) FROM OPERATIONS	(57,424)	14,788	50,041	(20,453)		(13,048)
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	1,029	—	—	(1,029	)(c)	—
Other income—net	190	161	1,951	(1,505	)(g)	797
Interest expense—net	(64,208)	(8,456)	(1,091)	1,091	(f)	(70,531)
				(4,037	)(h)
				6,170	(i)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	(120,413)	6,493	50,901	(19,763)		(82,782)
INCOME TAX EXPENSE (BENEFIT)	(22,125)	—	—	13,810	(n)	(8,315)

NET INCOME (LOSS)	(98,288)	6,493	50,901	(33,573)		(74,467)
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	14	—	—	(43,199	)(j)	(43,185)

NET INCOME (LOSS) ATTRIBUTABLE TO EDGEN GROUP	$(98,302)	$6,493	$50,901	$9,626		$(31,282)

LOSS PER SHARE:
Basic						$(1.82)
Diluted						$(1.82)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic						17,178,905 (o)
Diluted						17,178,905 (o)

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

At December 31, 2011

(IN THOUSANDS)	EM II LP HISTORICAL	B&L HISTORICAL	PRO FORMA ADJUSTMENTS		EDGEN GROUP PRO FORMA
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,218	$51	$150,363	(k)	$26,269
			(150,363	)(i)
Accounts receivable	198,663	62,492	—		261,155
Inventory	196,004	143,367	—		339,371
Prepaid expenses and other current assets	10,034	413	(4	)(a)	8,315
			(2,128	)(i)

Total current assets	430,919	206,323	(2,132)		635,110
PROPERTY, PLANT AND EQUIPMENT—NET	45,510	1,137	—		46,647
GOODWILL	22,965	—	—		22,965
OTHER INTANGIBLE ASSETS—NET	25,447	146,589	—		172,036
OTHER ASSETS	13,036	8,818	(5,470	)(i)	16,384
INVESTMENT IN UNCONSOLIDATED AFFILIATE	13,180	—	(13,180	)(c)	—

TOTAL ASSETS	$551,057	$362,867	$(20,782)		$893,142

LIABILITIES AND EQUITY (DEFICIT)
CURRENT LIABILITIES:
Managed cash overdrafts	$112	$6,376	$—		$6,488
Accounts payable	147,202	76,230	(4	)(a)	223,428
Accrued expenses and other current liabilities	15,848	5,502	—		21,350
Income taxes payable	4,307	—	—		4,307
Deferred revenue	5,139	—	—		5,139
Accrued interest payable	26,443	539	(356	)(i)	26,626
Deferred tax liability—net	991	—	—		991
Current portion of long term debt and capital lease	358	18,886	(18,886	)(i)	358

Total current liabilities	200,400	107,533	(19,246)		288,687
DEFERRED TAX LIABILITY—NET	4,544	—	—		4,544
OTHER LONG TERM LIABILITIES	783	—	—		783
LONG TERM DEBT AND CAPITAL LEASE	500,383	164,218	(115,582	)(i)	549,019

TOTAL LIABILITIES	706,110	271,751	(134,828)		843,033

COMMITMENTS AND CONTINGENCIES
EQUITY (DEFICIT):
General partner	1	37,792	(37,793	)(j)	—
Limited partners	(129,736)	53,324	(13,180	)(c)	—
			89,592	(j)
Common stock—Class A, par value $0.0001 per share, 435,783,419 shares authorized; 17,985,905 shares issued and outstanding pro forma	—	—	2	(k)	2
Common stock—Class B, par value $0.0001 per share, 24,343,138 shares authorized; no shares issued and outstanding actual; 24,343,138 shares issued and outstanding pro forma	—	—	2	(k)	2
Additional paid-in capital	—	—	150,359	(k)	150,359
Retained deficit	—	—	(31,473	)(j)	(31,473)
Accumulated other comprehensive loss	(25,648)	—	14,876	(j)	(10,772)
Non-controlling interest	330	—	(58,339	)(j)	(58,009)

Total equity (deficit)	(155,053)	91,116	114,046		50,109

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$551,057	$362,867	$(20,782)		$893,142

EDGEN GROUP

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

1. Basis of Presentation, the Reorganization, Offering, and Use of Proceeds.

The historical financial information is derived from the historical consolidated financial statements of EM II LP, our accounting predecessor, and B&L, and the historical combined financial statements of B&L Predecessor, B&L’s accounting predecessor.

EM II LP was formed in 2007 by certain funds controlled by JCP to acquire, along with certain institutional investors and existing management, Edgen/Murray, L.P., EM II LP’s predecessor. JCP has controlled EM II LP and its predecessor since 2005.

B&L was formed on July 19, 2010 by the same funds controlled by JCP that were investors in EM II LP. On August 19, 2010, these funds, other investors in EM II LP and EMC, invested in B&L and B&L acquired through its wholly owned subsidiary, Bourland & Leverich Supply Co. LLC, or B&L Supply, certain assets and working capital and other contractual liabilities of B&L Predecessor, which together comprised B&L Predecessor’s oil country tubular goods distribution business. This transaction was accounted for as an acquisition and the assets and liabilities of B&L Predecessor were recorded by B&L at fair value. As a result of this transaction, B&L succeeded to substantially all of the business of B&L Predecessor.

The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2011 and 2010 assume the pro forma transactions noted herein occurred on January 1, 2010. The unaudited pro forma condensed combined balance sheet presents the financial effects of the pro forma transactions noted herein as if they had occurred on December 31, 2011.

The pro forma financial statements reflect the following significant transactions:

The Reorganization

Several transactions, which we collectively refer to as the Reorganization, will occur in connection with this offering. These transactions include:

(1) Immediately prior to the completion of this offering, EM II LP will contribute all of the equity interests of EMGH Limited to EMC, thereby making EMGH Limited a wholly-owned subsidiary of EMC. EMGH Limited has historically comprised the Eastern Hemisphere operating segment of EM II LP.

(2) Edgen Group will form EDG LLC as a new intermediate holding company.

(3) EMC’s ownership interest in B&L will be redeemed by B&L in exchange for membership units of B&L Supply.

(4) Edgen Group will amend its certificate of incorporation to convert its one outstanding common share, which is held by an affiliate of JCP, into one share of Class A common stock that will be surrendered to Edgen Group.

(5) EM II LP will contribute all of the shares of capital stock of EMC and all of EM II LP’s liabilities to us for membership units of EDG LLC and Class B common stock of Edgen Group. As a result, EDG LLC will become the indirect owner of EMC and all of the other direct and indirect subsidiaries that had comprised the entire business of EM II LP.

(6) B&L will contribute all of the membership units of B&L Supply (other than those held by EMC) and all of B&L’s liabilities to us for membership units of EDG LLC and Class B common stock of Edgen Group. As a result, EDG LLC will become the sole owner of the subsidiary that had comprised the entire business of B&L (through its direct and indirect ownership of B&L Supply).

(7) EM II LP may elect to have EM Holdings LLC purchase from EMC all or a portion of EMC’s membership units in B&L Supply with either cash or a note payable to EMC.

(8) Holders of restricted units of EM II LP and B&L will exchange such units for restricted shares of our Class A common stock.

(9) Holders of options to purchase units of EM II LP or B&L will exchange such options for options to purchase our Class A common stock.

Following these transactions, and upon completion of this offering, EDG LLC will be controlled by Edgen Group, its managing member. Edgen Group, EM II LP and B&L will own approximately 42%, 30% and 28% of the membership units of EDG LLC, respectively.

Following these transactions, and upon completion of this offering approximately 35% of the Class A common stock of Edgen Group will be owned by purchasers in this offering. Edgen Group will be controlled by EM II LP and B&L through their ownership of 52% and 48% of the Class B common stock of Edgen Group, respectively. The Existing Investors will exchange their restricted units of EM II LP and B&L for restricted shares of our Class A common stock, and, to the extent such Existing Investors also own unrestricted units of EM II LP and B&L, will remain the owners of such units of EM II LP and B&L, and EM II LP and B&L will be controlled by the same affiliates of JCP that controlled each of them before these transactions. Holders of our Class A and Class B common stock will be entitled to one vote per share. Holders of shares of Class A common stock and Class B common stock will generally vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. Holders of our Class A common stock will be entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors. In the event of our liquidation, dissolution or winding up, the holders of our Class A common stock will be entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and payment of liquidation preferences on any outstanding shares of our preferred stock. Our Class B common stock will have no economic rights. See “Description of our Capital Stock.”

Subject to certain limitations, EM II LP and B&L will each have Exchange Rights to exchange from time to time membership units of EDG LLC, and shares of Class B common stock of Edgen Group for shares of Class A common stock of Edgen Group on the basis of one membership unit of EDG LLC and one share of Class B common stock of Edgen Group collectively for one share of Class A common stock of Edgen Group (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications) or, if we so elect, cash equal to the trading price of a share of Class A common stock of Edgen Group, all in accordance with an exchange agreement among it, EDG LLC and Edgen Group. If the Exchange Rights were exercised in full upon the completion of this offering and settled solely for shares of Class A common stock of Edgen Group, approximately 35%, 7%, 30% and 28% of the Class A common stock of Edgen Group would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively. Because we will control the decision of whether the exchange is settled with cash or shares of our Class A common stock, we have reflected the Class B common stock as permanent equity within our pro forma financial statements and will do so in our financial statements after this offering. See “Certain Relationships and Related Person Transactions— Exchange Agreements.”

We will also enter into a tax receivable agreement with each of EM II LP and B&L that will provide for the payment by Edgen Group of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of increased depreciation and amortization deductions available to us as a result of the taxable exchange of EDG LLC membership units for Class A common stock or cash pursuant to the Exchange Rights, as a result of certain other transactions that result in increases in our share of the tax basis of EDG LLC’s assets, and as a result of certain other tax benefits arising from our entering into the tax receivable agreement and making payments under that agreement. See and “Certain Relationships and Related Person Transactions— Tax Receivable Agreement.”

As a result of the Reorganization and upon completion of this offering, we will become the new parent holding company of the historical businesses of EM II LP and B&L, and will consolidate the results of these businesses with our own. The Reorganization will be accounted for as a transaction between entities under common control, as the entities involved in the transaction, including all of the direct and indirect subsidiaries of EM II LP and B&L, each were previously and continue to remain after the Reorganization, under the common control of affiliates of JCP. Specifically, the same affiliate of JCP that has the ability to designate the B&L Board (which controls B&L), is also the managing member of the general partner of EM II LP (which controls EM II LP). Following the Reorganization, EM II LP and B&L will together own 100% of the Edgen Group Class B common stock, which will represent a majority of the voting power of Edgen Group.

Initial Public Offering and Use of Offering Proceeds

Assuming the issuance of 15,000,000 shares at an initial public offering price of $11.00 per share, we expect that our net proceeds from the initial public offering of our Class A common stock will be approximately $150.4 million, after deducting the estimated underwriting discounts and commissions, and the estimated fees and expenses associated with this offering. We intend to use all of such net proceeds to purchase newly-issued membership units from EDG LLC, which will be used by EDG LLC to repay certain indebtedness of its consolidated subsidiaries. Specifically, we expect to repay the following indebtedness:

BL term loan. The BL term loan was issued by B&L on August 19, 2010 under a credit agreement and had an outstanding balance of $116.4 million at December 31, 2011 and matures August 19, 2015. The BL term loan accrues interest at LIBOR, plus 9.0% for LIBOR loans, and prime plus 8.0% for base rate loans and the weighted average interest rate paid on the BL term loan during the year ended December 31, 2011 was 11.0%. We will use the proceeds from this offering to repay all of the outstanding balance as well as accrued interest of $0.4 million and a prepayment penalty of $14.5 million at December 31, 2011.

Seller Note. At December 31, 2011, there was $50.0 million outstanding under a note payable to the former owner of B&L Predecessor which matures on August 19, 2019 and accrues interest at 8.0% annually. We will use the proceeds from this offering to repay $10.0 million of the outstanding balance including accrued interest of $1.2 million. There is no prepayment penalty associated with the repayment of the Seller Note.

EM revolving credit facility. At December 31, 2011, there was $20.5 million in cash borrowings and $42.3 million in trade finance instruments outstanding under the EM revolving credit facility. The EM revolving credit facility matures May 11, 2014 and the weighted average interest rate paid on the EM revolving credit facility during the year ended December 31, 2011 was 4.36%. We will use the remaining proceeds from this offering to repay $9.1 million of the outstanding balance at December 31, 2011. There is no prepayment penalty associated with the repayment of this debt.

2. Pro Forma Adjustments and Assumptions.

On July 19, 2010, B&L was formed for the purpose of acquiring through its wholly owned subsidiary, Bourland & Leverich Supply Co. LLC, or B&L Supply, certain assets and working capital and other contractual liabilities of B&L Predecessor, which together comprised B&L Predecessor’s oil country tubular goods distribution business. We refer to this transaction as the B&L Acquisition.

The total purchase price of the B&L Acquisition was $278.5 million, which consisted of $220.4 million in cash (including a preliminary working capital adjustment of $18.2 million), a $50.0 million five-year subordinated note payable to the seller of B&L Predecessor, net of discount of $6.3 million, a final working capital adjustment of $13.4 million, and a balance due to B&L Predecessor of $1.0 million. The cash purchase price of $220.4 million, deferred financing costs of $12.0 million, and acquisition costs of $1.2 million were funded through cash proceeds from the issuance of a $125.0 million term loan, $65.0 million from the issuance of Class A common units, and $43.6 million in borrowings under the BL revolving credit facility.

The B&L Acquisition closed on August 19, 2010 and acquisition accounting was applied to record the purchase price of $278.5 million to the assets acquired and liabilities assumed at fair value as summarized below:

Accounts receivable	$47.0
Inventory	110.4
Property, plant, and equipment	1.1
Customer relations	154.3
Noncompetition agreement	2.0
Tradenames	10.0
Accounts payable	(42.5)
Accrued expenses and other current liabilities	(3.8)

Purchase price	$278.5

As a result of the determination of the fair value of assets acquired, including other intangible assets, and liabilities assumed from the acquisition, no goodwill was recognized.

Also on August 19, 2010, EM II LP, through its wholly owned subsidiary, EMC, invested approximately $10.0 million for a 14.5% equity interest in B&L, that has been accounted for historically by EM II LP under the equity method. As a result of the Reorganization, we will own 100% of the equity interests in B&L supply, which constitutes the entire business of B&L, and will consolidate the business of B&L with our own. As this transaction will be accounted for as a reorganization of entities under common control, acquisition accounting will not be applied to the consolidation of B&L’s business, and the assets and liabilities of B&L will be recorded in our accounting records at their carryover basis. Adjustments (a) through (h) below reflect the effects of the consolidation of B&L’s business:

(a) Reflects the elimination of purchases and sales made between EM II LP and B&L and the elimination of non-trade receivables due to EM II LP from B&L for nominal expenditures paid by EM II LP on B&L’s behalf.

EM II LP also receives a service fee of $2.0 million per year from B&L for support services provided related to information technology, legal, treasury, tax, financial reporting and other administrative expenses. This service fee income and the related expense incurred by B&L are included in selling, general and administrative expense in the historical financial statements of EM II LP and B&L, respectively. As these amounts offset in the combination of the businesses of EM II LP and B&L, no further pro forma adjustment to eliminate this service fee is required.

(b) Reflects the transaction costs of $1.5 million for the year ended December 31, 2010 associated with the B&L Acquisition that are reflected in the historical financial statements of B&L. These costs primarily include legal, accounting and valuation professional service fees.

(c) Reflects the elimination of EM II LP’s equity in earnings of B&L and the elimination of EM II LP’s equity method investment in B&L.

(d) Reflects incremental amortization expense of $9.2 million incurred as a result of the recognition of $156.3 million of amortizable intangible assets and an immaterial amount of less than $15.0 thousand of incremental depreciation expense incurred as a result of the approximately $0.1 million step up in basis of plant, property and equipment due to the application of acquisition accounting on August 19, 2010.

Amortizable intangible assets of $156.3 million consist of customer relationships of $154.3 million and non-competition agreements of $2.0 million. The fair value of these intangible assets was derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by B&L, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, B&L considered future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms, and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships were estimated based on historical experience of B&L.

Additional amortization expense associated with these customer relationships and noncompetition agreements of approximately $14.0 million and $0.4 million per year, respectively, will be recognized annually over the respective useful lives of the assets of 11 years and 5 years, respectively.

The pro forma adjustment of $9.2 million reflects the incremental amortization expense that would have been incurred from January 1, 2010 through August 19, 2010, the date of the B&L Acquisition.

(e) Reflects the incremental amortization of equity-based compensation expense associated with B&L equity awards that were awarded as part of the B&L Acquisition. The following awards and assumptions were used in determining the pro forma adjustment:

(i)	3,362.5 restricted units granted on the acquisition date with a per unit fair value of $1,075 and a five year vesting period. The per unit fair value of a restricted unit of $1,075 was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach;

(ii)	4,317.2 options granted on the acquisition date with a per unit option fair value of $745 and a five year vesting period. The fair value per unit option was estimated on the date of grant using the Black-Scholes option pricing model, and the related total compensation expense was determined using an estimated forfeiture rate of 14% based on historical experience.

The weighted average assumptions used in the Black-Scholes pricing model were as follows:

Weighted average Black-Scholes assumptions:	2010
Risk-free interest rate	1.87%
Expected volatility	75%
Expected dividend yield	None
Expected term (in years)	6.5 years

As no historical data was available, we calculated the expected term for employee unit options using the simplified method in accordance with the SEC’s Staff Accounting Bulletin No. 110. We based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. We used a dividend yield of zero based on the fact that we have never paid cash dividends. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and which the Company believes are comparable.

(iii)	1,041.6 profits interest, or B&L Class B common units, granted on the acquisition date with a per unit fair value of $748 and a five year vesting period. The fair value of a B&L Class B common unit was estimated at $748 per unit and was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which was divided by the total outstanding B&L Class A common units, including B&L Class A restricted units and options, to determine the fair value of a B&L Class B common unit at the grant date.

The difference in fair value of a B&L Class A and B&L Class B unit is due to the significant differences in distribution rights. Specifically, a B&L Class B unit only participates in distributions to the extent prior distributions exceed the sum of B&L’s net profits and the amount of capital contributions made by each holder of B&L Class A units as of the date such B&L Class B unit was issued. Given the preferred distribution rights of a B&L Class A unit, its fair value is higher than that of the B&L Class B.

The pro forma adjustment of $0.9 million reflects the incremental amortization expense associated with the above awards that would have been incurred from January 1, 2010 through August 19, 2010, the date of the B&L Acquisition.

(f) Reflects the removal of $1.1 million of interest expense-net included in B&L Predecessor’s historical financial statements related to assets and liabilities of B&L Predecessor that were not included in the B&L Acquisition. This adjustment consists of $1.2 million of interest expense related to a liability that was not assumed in the B&L Acquisition, offset partially by $0.1 million of interest income earned from cash investments not acquired in the B&L Acquisition. These are the only pro forma adjustments necessary to remove the effects of the assets and liabilities of B&L Predecessor that were not included in the B&L Acquisition.

(g) Reflects the removal of amounts related to B&L Predecessor for the period from October 1, 2009 to December 31, 2009. B&L Predecessor’s fiscal year end was September 30, 2010. The amounts presented in the B&L Predecessor Historical column in our unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 include the period October 1, 2009 to August 19, 2010, the date of the B&L Acquisition. Removal of the amounts related to the period from October 1, 2009 to December 31, 2009 is necessary to reflect the historical results of B&L and B&L Predecessor for the year ended December 31, 2010.

(h) Reflects incremental interest expense of $4.0 million (comprised of $1.2 million associated with the BL revolving credit facility and $2.8 million associated with the Seller Note) that would have been incurred from January 1, 2010 through August 19, 2010, the date of the B&L Acquisition. In connection with the B&L Acquisition, B&L borrowed $43.6 million under the BL revolving credit facility and $50.0 million under the Seller Note. The pro forma adjustment for the revolving credit facility was calculated assuming this initial borrowing was outstanding from January 1, 2010 through August 19, 2010 and incurred interest at 3.9%, the weighted average interest rate paid on the BL revolving credit facility during the period. The pro forma adjustment for the Seller Note was calculated assuming $41.2 million of principal was outstanding (the amount outstanding subsequent to the assumed use of proceeds) from January 1, 2010 through August 19, 2010 and incurred interest at 8.0%

(i) Reflects the pro forma adjustments necessary to reflect the repayment of the following amounts of indebtedness outstanding at December 31, 2011:

	Principal Outstanding	% Repaid	Total
BL term loan	$116,406	100%	$116,406
Seller Note	50,000	18%	8,799
EM revolving credit facility	20,523	44%	9,052

	$186,929		$134,257

In addition to the repayment of total debt of $134.3 million, the pro forma adjustments reflect the payment of accrued interest of $1.6 million ($1.2 million of which is related to the Seller Note and included within long term debt and capital lease on the pro forma balance sheet), the payment of a prepayment fee of $14.5 million associated with the early payment of the BL term loan (total cash outflow of $150.4 million), the removal of $16.6 million and $6.2 million of interest expense for the years ended December 31, 2011 and 2010, respectively, and the write-off of unamortized deferred debt issuance costs and discounts of $8.6 million at December 31, 2011 ($2.1 million, $5.5 million and $1.0 million of which are classified within prepaid expenses and other current assets, other assets, and long term debt and capital lease, respectively, on the pro forma balance sheet).

The total pro forma adjustment of $134.9 million to reflect the repayment of debt shown on the pro forma balance sheet is shown as: (1) $115.6 million classified in long term debt and capital lease (consisting of $115.4 million of the $134.3 million in principal debt repayment as shown in the table above plus accrued interest of $1.2 million associated with the Seller Note and less unamortized discount of $1.0 million associated with the Seller Note); (2) $18.9 million classified in current portion of long term debt and capital lease (consisting of $18.9 million of the $134.3 million in principal debt repayment as shown in the table above); and (3) $0.4 million classified within accrued interest payable (consisting of $0.4 million of accrued interest payable associated with the BL term loan).

The pro forma adjustment for the prepayment fee of $14.5 million was calculated based on the outstanding balance at December 31, 2011 and the agreement governing the BL term loan as the present value of (i) 105.50% of the principal repaid and (ii) interest that would be required through August 19, 2012 on the principal repaid, assuming the adjusted LIBOR is the greater of the rate in effect on the date of determination or 2.0%. The pro forma adjustments to interest expense, accrued interest and unamortized deferred debt issuance costs were calculated pro rata based on the percent of total principal of each outstanding debt instrument that was repaid as shown below:

Pro Forma Interest Expense Adjustment

Year ended December 31, 2011				Year ended December 31, 2010
	Interest Expense	% of Principal Repaid	Total Pro Forma Adjustment		Interest Expense	% of Principal Repaid	Total Pro Forma Adjustment
BL term loan	$15,688	100%	$15,688	BL term loan	$5,878	100%	$5,878
Seller Note	4,576	18%	805	Seller Note	1,640	18%	288
EM revolving credit facility	313	44%	138	EM revolving credit facility	8	44%	4

	$20,577		$16,631		$7,526		$6,170

Pro Forma Debt Issuance Costs/Discount Adjustment				Pro Forma Accrued Interest Adjustment
At December 31, 2011				At December 31, 2011
	Unamortized Debt Issuance Costs/ Discount	% of Principal Repaid	Total Pro Forma Adjustment		Accrued Interest	% of Accrued Interest Repaid	Total Pro Forma Adjustment
BL term loan	$7,598	100%	$7,598	BL term loan	$356	100%	$356
Seller Note	5,624	18%	990	Seller Note	5,322	23%	1,201

	$13,222		$8,588		$5,678		$1,557

There is no pro forma adjustment to write off any amount of unamortized deferred debt issuance costs associated with the EM revolving credit facility as we do not intend to terminate this facility and because the available credit under this facility will remain the same. We intend to repay certain outstanding indebtedness of this facility and expect to continue to use this facility subsequent to this offering for borrowings and the issuance of trade finance instruments as we have done historically. As such, the debt issuance costs associated with this facility will continue to be amortized over its remaining life.

The pro forma adjustments for the prepayment penalty on the BL term loan of $14.5 million and the write off of unamortized debt issuance costs and discount of $8.6 million are together allocated in the pro forma balance sheet 42% ($9.7 million) to the retained deficit line item and 58% ($13.4 million) to the non-controlling interest line item. See footnote (j) below for information on the detailed calculations for this allocation.

The pro forma adjustments to interest expense are calculated based on the amount of debt that will be repaid multiplied by the interest rate associated with each outstanding debt instrument. The interest expense amounts associated with the EM revolving credit facility does not include amortization of debt issuance costs as we intend to continue the use of this facility subsequent to this offering. The weighted average interest rates for the indebtedness that will be repaid were as follows:

	Year Ended December 31,
	2011	2010
BL term loan	11.0%	11.0%
Seller Note	8.0%	8.0%
EM revolving credit facility	4.4%	4.1%

(j) Reflects the pro forma adjustments to general partner, limited partners, non-controlling interest, retained deficit, accumulated other comprehensive loss and income attributable to non-controlling interest necessary to reflect the ownership interest of EDG LLC that will not be owned by us. Following the Reorganization and this offering, we will own 42% of EDG LLC and EM II LP and B&L will own the remaining 58% in the aggregate. We will control EDG LLC as the managing member of EDG LLC which holds 100% of the voting power of EDG LLC. As such, we will consolidate EDG LLC and recognize as non-controlling interest the economic interest EM II LP and B&L will hold in EDG LLC.

14

The pro forma adjustment to non-controlling interest of $58.3 million represents 58% of the sum of (i) the underlying net deficit of EDG LLC (represented by the historical equity balances attributed to the limited partnership units of EM II LP and B&L that are held directly by the Existing Investors) and (ii) the share of the impact of the pro forma adjustments related to the prepayment penalty associated with the BL term loan and the write off of the unamortized discount and debt issuance costs associated with the BL term loan and the Seller Note allocated to the non-controlling interests. The pro forma adjustments to general partner and limited partners of $(37.8) million and $89.6 million, respectively, (net adjustment of $51.8 million) represent the complete removal of the historical equity of EM II LP and B&L which is then reallocated, along with the allocation of pro forma adjustments and historical accumulated other comprehensive loss, to the public shareholders and non-controlling interest as described above and as calculated below:

Non-controlling Interest

	Balances at December 31, 2011	Allocation to non- controlling interest (58%)	Allocation to public shareholders (42%)
Allocation of historical equity
Historical deficit of EM II LP attributable to the Existing Investors	$(129,735)
Historical equity of B&L attributable to the Existing Investors	91,116
Elimination of EM II LP’s investment in B&L	(13,180)

Total allocation of historical equity	$(51,799)	$(30,043)	$(21,756)

Allocation of pro forma adjustments
BL term loan prepayment fee	$(14,549)
Write off of unamortized discounts and debt issuance costs	(8,588)

Total allocation of pro forma adjustments	$(23,137)	$(13,420)	$(9,717)

Allocation of historical accumulated other comprehensive loss
Historical accumulated other comprehensive loss	$(25,648)	$(14,876)	$(10,772)

Total allocation	$(100,584)	$(58,339)	$(42,245)

Classification on pro forma balance sheet
Retained deficit		$—	$(31,473)
Accumulated other comprehensive loss		—	(10,772)
Non-controlling interest		(58,339)

Total		$(58,339)	$(42,245)

The pro forma adjustments to net loss attributable to non-controlling interest of $0.4 million and $43.2 million for the years ended December 31, 2011 and 2010, respectively, are calculated as follows:

Net Income attributable to non-controlling interest

Year ended December 31, 2011		Year ended December 31, 2010
Pro forma net loss	$(329)	Pro forma net loss	$(74,467)
Less: historical net income attributable to non-controlling interest of EM II LP	(288)	Less: historical net income attributable to non-controlling interest of EM II LP	(14)

Subtotal	617	Subtotal	(74,481)
Non-controlling interest ownership percentage	58%	Non-controlling interest ownership percentage	58%

Net loss attributable to non-controlling interest	$(358)	Net loss attributable to non-controlling interest	$(43,199)

(k) Reflects the pro forma adjustments necessary to reflect the issuance of 15,000,000 of our shares of Class A common stock and the effects of the Reorganization. The pro forma adjustments include:

•

Issuance of 15,000,000 of our shares of Class A common stock at an assumed initial public offering price of $11.00 per share, net of estimated underwriting discounts and commissions, and estimated offering fees and expenses of $18.6 million, for total net proceeds of $150.4 million.

•

The contribution by (1) EM II LP of all of the capital stock of EMC and all of the liabilities of EM II LP and (2) B&L of all of the membership units of B&L Supply and all of the liabilities of B&L to us in exchange for membership units of EDG LLC (approximately 58% of EDG LLC) and 24,343,138 of our shares of Class B common stock.

Following these transactions, approximately 83% of our Class A common stock will be owned by purchasers in this offering and our Class B common stock will be 100% owned by EM II LP and B&L in the aggregate. We will be controlled by EM II LP and B&L, which will be controlled by the same affiliates of JCP that controlled EM II LP and B&L prior to the Reorganization.

(l) Reflects transaction costs of $1.5 million for the year ended December 31, 2011 associated with this offering that are included in the historical financial statements of EM II LP and B&L. These costs primarily include accounting and professional service fees.

(m) Reflects additional compensation expense associated with new employment agreements for our Chief Executive Officer and Chief Financial Officer that will be entered into in conjunction with this offering. The adjustments of $0.1 million and $0.3 million for the years ended December 31, 2011 and 2010, respectively, were calculated based on the difference in each officer’s new base salary and the salary that was expensed by EM II LP in each respective year.

(n) Reflects the income tax adjustments necessary as a result of the above pro forma adjustments and the consolidation of the business of B&L. Historically the business of B&L was not subject to U.S. federal income tax at the entity level, but, following the completion of this offering, it will be a part of Edgen Group’s consolidated group for tax purposes through Edgen Group’s consolidation of B&L Supply after the Reorganization. Accordingly, there will be tax expense for Edgen Group attributable to the business of B&L. The pro forma income tax adjustments are based on an effective tax rate of approximately 37% during the years ended December 31, 2011 and 2010. The tax rates were calculated based on the U.S. federal statutory rate of 35%, as well as a blended state tax rate of approximately 2.0% for EM II LP and B&L for the years ended December 31, 2011 and 2010 based on the various state and foreign jurisdictions in which EM II LP and B&L operate and in which their income is subject to taxation.

For the year ended December 31, 2011, the pro forma tax adjustment of $14.1 million is calculated as approximately 37% of the sum of (i) B&L’s historical net income of $24.0 million and (ii) the income effect of the pro forma adjustments of $14.3 million.

For the year ended December 31, 2010, the pro forma tax adjustment of $13.8 million is calculated as approximately 37% of the sum of (i) B&L’s historical net income of $6.5 million, (ii) B&L predecessor’s historical net income of $50.9 million and (iii) the income effect of the pro forma adjustments of $(19.8) million.

No pro forma adjustment has been made for the effect of the tax receivable agreements between Edgen Group and each of EM II LP and B&L, as the amounts due under the tax receivable agreements are not presently known because such amounts will depend on whether, when and to what extent the Exchange Rights are exercised and certain other transactions that result in increases in our share of the tax basis of EDG LLC occur. Each exchange of EDG LLC membership units is expected to increase the tax basis of the assets we own to fair value at the time of the exchange and is thereby expected to allow us to reduce the amount of future tax payments to the extent that we have future taxable income. We are then required by the tax receivable agreements to pay 85% of these future tax benefits, if any, to EM II LP and B&L.

If the Exchange Rights were to be exercised in full and if all of the other transactions that could result in an increase in our share of the basis of EDG LLC’s assets were to occur, in each case, in a hypothetical fully-taxable transaction upon completion of the issuance of 15,000,000 of our shares of Class A common stock at an assumed initial public offering price of $11.00 per share, the effect would result in the recognition of:

•

a deferred tax asset of $24.9 million, which represents the tax benefits attributable to Edgen Group as a result of the basis step-up for tax purposes derived from the taxable exchanges (based on an effective tax rate of 37.0% which includes a provision for federal, state and local income taxes), and

•	a related liability of $21.2 million, which represents 85% of these future tax benefits that are payable to EM II LP and B&L.

Under the above scenario, and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments under the tax receivable agreements would range from approximately $0.7 million to $2.2 million per year over the next 15 years.

(o) Basic loss per share is calculated by dividing net loss attributable to Edgen Group by the number of basic weighted average shares outstanding. The number of basic weighted average shares outstanding is calculated as the sum of the shares of our Class A common stock issued in this offering and the shares of vested restricted Class A common stock that were exchanged for vested restricted units of EM II LP and B&L.

Diluted loss per share is calculated by dividing net loss attributable to Edgen Group (adjusted for loss attributable to the non-controlling interest of EDG LLC owned by the holders of our Class B common shares) divided by the number of diluted weighted average shares outstanding. Diluted weighted average shares outstanding is calculated as the sum of the basic shares outstanding, unvested restricted Class A common stock, Class B units, and unvested options using the treasury stock method, which requires the inclusion in dilutive loss per share of the incremental shares that would be assumed to be purchased in a hypothetical stock option exercise of all in-the-money options. In using the treasury stock method, we assumed an average stock price of $11.00 per share. Each Class B share is included in the computation of diluted loss per share because it is exchangeable, along with one unit in EDG LLC, for one Class A common share. As the Class B shares are exchanged, the net loss attributable to Edgen Group and the amount of Class A common shares outstanding will increase. See the calculations below:

	For the year ended December 31,
	2011	2010
Basic loss per share
Numerator (in thousands):
Net loss attributable to Edgen Group Inc.	$(259)	$(31,282)
Denominator:
Class A shares	15,000,000	15,000,000
Class A restricted shares	2,178,905	2,178,905

Weighted average shares outstanding	17,178,905	17,178,905

Basic loss per share	$(0.02)	$(1.82)

Diluted loss per share
Numerator (in thousands):
Net loss attributable to Edgen Group Inc.	$(259)	$(31,282)
Net loss attributable to non-controlling interest associated with Existing Investors ownership of EDG LLC	—	—

	$(259)	$(31,282)
Denominator:
Basic weighted average shares outstanding	17,178,905	17,178,905
Class A unvested restricted shares	—	—
Class B shares	—	—
Class A options (vested and unvested) using treasury stock method	—	—

Diluted weighted average common shares outstanding	17,178,905	17,178,905

Diluted loss per share	$(0.02)	$(1.82)

Due to the pro forma net loss of Edgen Group for the years ended December 31, 2011 and 2010, the following dilutive shares shown below were excluded from the calculation of loss per share and no adjustment to the net loss attributable to Edgen Group was necessary since all shares were antidilutive.

Class A unvested restricted shares	807,000
Class B shares	24,343,138
Class A options (vested and unvested) using treasury stock method	528,100

25,678,238

If the Class B Shares had not been antidilutive, the net loss attributable to Edgen Group in the calculation of diluted loss per share would have been adjusted, as all net loss attributable to the noncontrolling interest of EDG LLC ($0.4 million and $43.2 million for the years ended December 31, 2011 and 2010, respectively) as shown in footnote (j) would have been attributable to Edgen Group if the Class B shares were exchanged for Class A Shares. Note that $0.3 million of net income attributable to non-controlling interest recorded in the historical financial statements of EM II LP is not impacted by the exchange of Class B shares for Class A shares and is excluded from the numerator in the above calculation.

The number of shares of Class A vested and unvested restricted stock exchanged for units of EM II LP and B&L was determined (1) valuing the restricted units based on the value ascribed to the business in the offering (assuming the sale of 15,000,000 shares for $11.00 per share, representing approximately 35% of the Company’s total value upon completion of this offering) and (2) then converting the restricted unit value to a number of shares of Class A common stock of comparable value (valuing each share of Class A common stock at $11.00 per share.

Principal Stockholders

The following sets forth the beneficial ownership of our capital stock and the membership units of EDG LLC immediately following the closing of this offering and giving effect to the Reorganization by:

¡	each person or entity known to us to beneficially own more than 5% of our outstanding Class A or Class B common stock and membership units of EDG LLC;

¡	each member of our board of directors;

¡	each of our named executive officers; and

¡	all of the members of our board of directors and officers as a group.

The columns in the table relating to beneficial ownership of our shares after this offering reflect no exercise of the underwriters’ over-allotment option to purchase additional shares from us.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. To our knowledge, each of the security holders listed below has sole voting and investment power as to the securities shown unless otherwise noted and subject to community property laws where applicable.

After giving effect to the Reorganization and immediately upon the completion of this offering, all of our issued and outstanding Class B common stock will be owned by affiliates of JCP. The following table shows the beneficial ownership of our Class A common stock and the membership units of EDG LLC after giving effect to the Reorganization and the completion of this offering.

	Shares of Class A common stock beneficially owned, assuming no exercise of the Exchange Rights (1)		Shares of Class A common beneficially owned, assuming full exercise of the Exchange Rights (1)		Membership units of EDG LLC beneficially owned, assuming no exercise of the Exchange Rights (1)		Membership units of EDG LLC beneficially owned, assuming full exercise of the Exchange Rights (1)		Combined Voting Power of Edgen Group, assuming no exercise of the Exchange Rights (1)(2)	Combined Voting Power of Edgen Group, assuming full exercise of the Exchange Rights (1)(2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent	Percent
Principal stockholders:
EM II LP (3)	—	—	12,615,230	29.3%	12,615,230	29.3%	—	—	29.3%	29.3%
B&L (3)	—	—	11,727,908	27.3%	11,727,908	27.3%	—	—	27.3%	27.3%
Named executive officers and Directors:
Daniel J. O’Leary (4)	648,881	3.4%	648,881	1.5%	—	—	—	—	1.5%	1.5%
David L. Laxton, III (4)	324,160	1.7%	324,160	*	—	—	—	—	*	*
Craig S. Kiefer (4)	151,593	*	151,593	*	—	—	—	—	*	*
Daniel D. Keaton (4)	73,052	*	73,052	*	—	—	—	—	*	*
Nicholas Daraviras (5)	—	—	—	—	—	—	—	—	—	—
James L. Luikart (5)(6)	—	—	24,343,138	56.6%	24,343,138	56.6%	—	—	56.6%	56.6%
Edward J. DiPaolo (7)	41,639	*	41,639	*	—	—	—	—	*	*
Robert F. Dvorak (8)	105,493	*	105,493	*	—	—	—	—	*	*
Samir G. Gibara (9)	—	—	—	—	—	—	—	—	—	—
Cynthia L. Hostetler (10)	—	—	—	—	—	—	—	—	—	—
All officers and directors as a group (10 persons)	1,344,817	7.2%	25,687,955	59.7%	24,343,138	56.6%	—	—	59.7%	59.7%

*	Less than 1%.
(1)

Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power, investment power, or both, and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days. Subject to the terms of the Exchange Agreement, the membership units of EDG LLC and shares of Class B common stock of Edgen Group are exchangeable from time to time, by EM II LP and B&L for cash or shares of our Class A common stock on the basis of one membership unit of EDG LLC and one share of Class B common stock of Edgen Group collectively for one share of Class A common stock of Edgen Group (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications). In the columns that assume no exercise of the Exchange Rights, we have not shown as beneficially owned the shares of our Class A common stock issuable upon exercise of the Exchange Rights. For purposes of this table, in the columns that assume full exercise of the Exchange Rights, we have assumed the Exchange Rights are settled solely for shares of our Class A common stock.

(2)

Percentage of total voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Our Class B common stock does not have any of the economic rights associated with our Class A common stock. See “Description of Our Capital Stock.”

(3)

EM II LP is controlled by its general partner, Edgen Murray II GP, LLC, which is in turn controlled by Jefferies Capital Partners IV, L.P. Jefferies Capital Partners IV, L.P. also controls B&L pursuant to the amended and restated operating agreement of B&L. Brian P. Friedman, who is the President of the general partner of this fund, and James L. Luikart, who is the Executive Vice President of the general partner of this fund, are the managing members of the manager of this fund and may be considered the beneficial owners of the shares owned by this fund. Messrs. Friedman and Luikart share voting and investment power over the shares of Class A common and Class B common stock held by each of EM II LP and B&L through their management of JCP, but they each expressly disclaim beneficial ownership of such shares, except to the extent of each of their pecuniary interests therein. The address for this fund is 520 Madison Avenue, 12th Floor, New York, New York 10022. Following the Reorganization and prior to the exercise of the Exchange Rights, all outstanding shares of our Class B common stock will be held by EM II LP and B&L, which will be controlled by this fund. As a result, this fund will be the beneficial owner of all of our outstanding Class B common stock.

(4)	The address of each such person is c/o Edgen Murray Corporation, 18444 Highland Road, Baton Rouge, Louisiana 70809.
(5)	The address of each of Mr. Daraviras and Mr. Luikart is c/o Jefferies Capital Partners, 520 Madison Avenue, 12th Floor, New York, New York 10022.
(6)

Consists of 24,343,138 shares held by EM II LP and B&L, which are controlled by Jefferies Capital Partners IV, L.P. Mr. Luikart, who is the Executive Vice President of the general partner of Jefferies Capital Partners IV, L.P., is a managing member of the manager of this fund and may be considered the beneficial owner of the shares owned by this fund, but he expressly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(7)	The address of Mr. DiPaolo is 363 N. Sam Houston Parkway East, Suite 550, Houston, Texas 77060.
(8)	The address of Mr. Dvorak is P.O. Box 778, Pampa, Texas, 79066-0778.
(9)	The address of Mr. Gibara is c/o Edgen Group Inc. 18444 Highland Road, Baton Rouge, Louisiana 70809.
(10)	The address of Ms. Hostetler is c/o Edgen Group Inc. 18444 Highland Road, Baton Rouge, Louisiana 70809.

To review the Preliminary Prospectus included in the Registration Statement, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://sec.gov/Archives/edgar/data/1537951/000119312512165449/d273299ds1a.htm

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING JEFFERIES & COMPANY, INC. TOLL-FREE AT 1- 877-547-6340 OR MORGAN STANLEY & CO. LLC AT 1-866-718-1649 OR CITIGROUP GLOBAL MARKETS INC. AT 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.